1600 Broadway, Suite 2200 Denver, CO 80202

December 22, 2009                                                                           via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Nudrat Salik, Division of Corporation Finance

Re:	BioFuel Energy Corp.
Form 10-K for Fiscal Year Ended December 30, 2008, filed March 30, 2009 Form 10-Q for the period ended September 30, 2009, filed November 13, 2009 File No. 001-33530

Dear Ms. Salik:

In response to the comment letter (the “Comment Letter”) dated December 9, 2009, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2008 filed by Biofuel Energy Corp. (the “Company”) on March 30, 2009, and the Form 10-Q (the “Form 10-Q”) for the period ended September 30, 2009 filed by the Company on November 13, 2009, please find below the response of the Company.

We respectfully submit the following information and comments with respect to each comment contained in the Comment Letter.  By way of background, we have included, as an introduction, information concerning the various factors that have affected and continue to affect the Company, and which we believe will help illustrate our responses to the Staff’s comments.

For the convenience of the Staff, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter and are followed with our own responses in bold italics.  Capitalized terms used but not defined herein have the same meaning given to such terms as in the Form 10-K or Form 10-Q.

Background Information:

Our business depends substantially on the price of our main commodity input, corn, relative to the price of our main commodity product, ethanol, which is known in the industry as the “crush spread”.  For example, at December 31, 2008, the cost of the requisite amount of corn used to produce one gallon of ethanol (based on a conversion ratio derived from our operating yields), was $1.49, while the price of ethanol was $1.62 per gallon, yielding a crush spread of $0.13 per gallon.  By March 31, 2009, the crush spread was $0.11.  At these unfavorable crush spreads, the Company could not sustain profitable operations or generate sufficient cash flow to fund its debt service.  These market conditions led our auditors to conclude that, at December 31, 2008, there was substantial doubt regarding our ability to continue as a going concern.  On May 22, 2009, the lenders under our senior secured credit facility (“Senior Debt Facility”) delivered to certain of our subsidiaries, which we refer to as our Operating Subsidiaries, a Notice of Default under our Senior Debt Facility on the basis that a “material adverse effect” had occurred.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 2

As disclosed in our filings with the Commission at various times during 2009, including our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, we disputed the lenders’ contention that a “material adverse effect” had occurred under the terms of our Senior Debt Facility, and we commenced discussions with our lenders.  In our various filings, we disclosed that we were making progress in our discussions with the lenders, but that there were significant risks involved in reaching a successful conclusion.  Effective September 29, 2009, we reported that our Operating Subsidiaries had entered into a waiver and amendment with the lenders that resulted in the banks providing over $10 million in additional liquidity under the Senior Debt Facility, including $9.7 million in loan availability which may be used to make future payments of principal and interest under the Senior Debt Facility.

As of September 30, 2009, the crush spread was $0.52 per gallon, which, if sustained, should enable the Company to generate sufficient cash flow to meet our debt service and fund our operations.  The disclosure provided in our Form 10-Q for the period ended September 30, 2009, in particular the discussion included in MD&A under the caption “Going Concern and Liquidity Considerations”, was intended to convey to investors that, although we had achieved a measure of stability as a result of the successful resolution of the dispute with our lenders concerning our Senior Debt Facility and losses having narrowed as a result of crush spreads steadily improving throughout the year to date, there still remained substantial risks to the Company in connection with expected continued volatility of commodities prices.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 3

Company Response:

For any comments below that require additional disclosures or other revisions to be made, examples of such additional disclosures or other revisions to be made in future filings are included in the Company’s response.

Summary of Critical Accounting Policies and Significant Estimates

Recoverability of Property, Plant and Equipment, page 55

2.	Please expand your disclosures regarding your impairment considerations pursuant to SFAS 144. Please specifically address the following:

•	Please disclose how you group assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;

Company Response:

The Company has two groups of assets: its ethanol facility in Fairmont, MN and its ethanol facility in Wood River, NE.  The Company evaluates each asset group  separately when considering whether an impairment exists.

In future filings, the Company will expand its disclosure to include a statement in the form of the following: “The Company has two asset groups, its ethanol facility in Fairmont, MN and its ethanol facility in Wood River, NE, which are evaluated separately when considering whether an impairment exists.”

•
Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate these types of events and circumstances;

Company Response:

The Company evaluates on a quarterly basis whether or not there exists events or circumstances which would warrant impairment testing of its long-lived assets.  In evaluating whether impairment testing should be performed, the Company considers several factors including projected production volumes at its facilities and the crush spread (as described above).

Supplementally, due to poor crush spreads at December 31, 2008 and general difficulties in the industry, the Company performed an impairment evaluation to determine whether the future cash flows of its two asset groups exceeded their current carrying values.  The evaluation concluded that the future cash flows exceeded the carrying value by approximately $135 million for its Fairmont facility and by approximately $207 million for its Wood River facility.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 4

In future filings, the Company will expand its disclosure to include a statement in the form of the following:  “The Company evaluates on a quarterly basis whether or not there exist events or circumstances that would warrant impairment testing of its long-lived assets.  In evaluating whether impairment testing should be performed, the Company considers several factors including projected production volumes at its facilities, projected ethanol and distillers grain prices that we expect to receive, and projected corn and natural gas costs we expect to incur.   In the ethanol industry operating margins, and consequently undiscounted future cash flows, are primarily driven by commodity prices, in particular the price of corn, our principal production input, and the price of ethanol, our principal production output.   The difference in pricing between these two commodities is known as the “crush spread”.  In the event that the crush spread is sufficiently depressed to result in negative operating cash flow at its facilities, the Company will evaluate whether or not an impairment has occurred.”

•
To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:

o	The percentage by which the undiscounted cash flows exceed the carrying value;

o	The carrying value of these assets;

o	A description of the assumptions that drive the undiscounted cash flows;

o
A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

o	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Company Response:

As noted above, none of the asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and therefore additional disclosures would not be appropriate at this time.  To the extent impairment testing in the future results in asset groups having expected undiscounted future cash flows that are not in excess of the carrying values, the Company will provide the additional disclosures as required.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 5

Financial Statements

Notes to the Financial Statements

Revenue Recognition, page F-8

3.
In accordance with agreements with Cargill, Inc. for the marketing and sale of ethanol and related products, commissions, freight, and shipping and handling charges are deducted from the gross sales price at the time revenue is recognized.  Please tell us if you record these freight, shipping and handling charges as a reduction of revenue.  If so, please tell us how you determined it was appropriate to treat these as a reduction of the gross sales price in recording revenue.

Company Response:

The Company sells 100% of its ethanol and distillers grain products to Cargill, Inc. under the terms of marketing agreements whereby Cargill has agreed to purchase all ethanol and distillers grain produced at the Fairmont, MN and Wood River, NE plants through September 2016.  The Company has no customers other than Cargill.  Cargill in turn resells the ethanol (as part of an undifferentiated marketing pool) and distillers grain to its various customers.  The Company records as revenue the amount payable by Cargill based on the terms of our agreements.  Under the terms of the ethanol agreements with Cargill, the plants participate in an ethanol marketing pool where all parties who sell product to Cargill receive the same net price.  That price is the average delivered price per gallon received by the marketing pool from Cargill’s customers, less average transportation and storage charges incurred by Cargill, and less a commission.  Under the distillers grain agreements, the plants receive the current market price of distillers grain at the time of sale less a commission. Therefore, the commissions, freight, shipping and handling costs referred to in the Company’s revenue recognition policy are not costs of the Company, but rather are inputs used under this pricing methodology to determine the amount the Company will receive from Cargill for product sales.  The transportation costs and commissions are withheld by Cargill at the time of payment of our invoices.

In future filings, the Company will clarify the Revenue Recognition footnote by eliminating the disclosure of the amounts of commissions incurred, and will clarify the language regarding how the sales price is derived and revenue is recognized in the form of the following: “Revenue is recognized when risk of loss and title transfers upon delivery of ethanol and distillers grain to Cargill. In accordance with our agreements with Cargill, the Company records its revenues based on the amounts payable by Cargill to us at the time of our sales of ethanol and distillers grain to them.  The amount payable by Cargill for ethanol is equal to the average delivered price per gallon received by the marketing pool from Cargill’s customers, less average transportation and storage charges incurred by Cargill, and less a commission.  The amount payable by Cargill for distillers grain is equal to the market price of distillers grain at the time of sale less a commission.”

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 6

•	Please tell us whether the customers receive invoices with your name on them or with Cargill, Inc.’s name:

Company Response:

The Company’s sole customer is Cargill, Inc. and Cargill receives invoices from us with our name on it.  We presume the customers to whom Cargill resells these products receive invoices with Cargill’s name on them, as we do not issue invoices to such customers.

•	Please tell us whether the customer thinks that they are buying from you or Cargill, Inc.;

Company Response:

The Company’s customer, Cargill, Inc., clearly knows that they are buying from the Company.  It is our understanding that the customers to whom Cargill resells these products know that they are buying from Cargill, and in no cases are we identified as a supplier or otherwise involved in the subsequent resale from Cargill to its customers.

•	Please tell us whether the shipping and handling costs are presented separately on the invoice sent to customers; and

Company Response:

We do not charge the Company’s customer, Cargill, Inc., shipping and handling costs. Invoices that we send to Cargill separately present shipping and handling charges that are withheld by Cargill in connection with the transportation and handling of the Company’s products, and such amounts are deducted from the Company’s revenue as described above.

•	Please tell us the amount of freight, shipping and handling costs deducted+ from revenues for each of the 2 years ended December 31, 2008 as well as the nine months ended September 30, 2009.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 7

Company Response:

The amount of commissions, and the amount of freight, shipping and handling, deducted from revenues for the years ended December 31, 2008 and 2007 as well as the nine months ended September 30, 2009 were as follows:

	F, S & H	Commissions

Year Ended December 31 2007	$0.0 million[1]	$0.0 million[1]

Year Ended December 31, 2008	$18.2 million[2]	$2.9 million[2]

Nine months Ended September 30, 2009	$36.6 million	$4.5 million

1There were no operations in 2007 as the plants were still under construction.

2Production began in June 2008 at both plants.

In the Company’s Form 10-K for the year ended December 31, 2008, and in our Form 10-Q filings in 2009, our disclosure reflected only the amount of commissions netted against our revenue.    In future filings, the Company will eliminate this disclosure for all periods presented, as the commissions, freight, shipping and handling amounts are not costs incurred by the Company, but rather are inputs used under the pricing methodology to determine the amount the Company collects from Cargill for product sales.

Note 6, Long-Term Debt, page F-17

4.
Please disclose the specific terms of any material debt covenants in your debt agreements with any required ratios.  In this regard, your disclosures indicate that your Senior Debt Facility contains debt covenants.  Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants.  Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company Response:

 As of December 31, 2008, the Company had only one financial covenant ratio that was applicable under its Senior Debt Facility.  That ratio was “the Ratio of Debt to Total Project Costs”.  Under the terms of the Senior Debt Facility, the Ratio of Debt to Total Project Costs could not be greater than 0.60:1.00 after any borrowings under the construction loan facility were drawn.  The Ratio of Debt to Total Project Costs was 0.52:1.00 and 0.56:1.00 at December 31, 2008 and September 30, 2009, respectively.  Failure to comply with the Ratio of Debt to Total Project Costs covenant would prohibit additional construction loan borrowings, but would not trigger an event of default.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 8

Under the Senior Debt Facility, upon conversion of the construction loans to term loans, which occurred on September 29, 2009, two additional financial covenant ratios became applicable.  These ratios are 1) the Historical Debt Service Coverage Ratio and 2) the Prospective Debt Service Coverage Ratio.  Both of these ratios are calculated on a calendar quarterly basis.  Noncompliance with either of these ratios does not trigger an event of default, but would restrict the ability of our Operating Subsidiaries, which are the borrowers under the Senior Debt Facility, to distribute cash to the parent Company.  Under the terms of separate Management Services Agreements between our Operating Subsidiaries and the parent Company, the Operating Subsidiaries pay a monthly management fee to the parent Company to cover salaries, rent and other operating expenses of the parent Company, which payments are unaffected by the coverage ratios.  As a result, the Company does not consider these debt covenants to be material.

In addition, in order to clarify our disclosures in this regard, we intend to substitute the current description contained in our financial statement footnotes and MD&A with the following:

“While we have borrowed substantial amounts under our Senior Debt facility, additional borrowings remain subject to the satisfaction of a number of additional conditions precedent, including continuing compliance with the various covenants described below, and payment of principal and interest when due.  The Senior Debt is secured by a first priority lien on all right, title and interest in and to the Wood River and Fairmont plants and any accounts receivable or property associated with those plants.  The Company has established collateral deposit accounts maintained by an agent of the banks, into which our revenues are deposited.  These funds are then allocated into various sweep accounts held by the collateral agent, with the remaining cash, if any, to be distributed to the Company each month.  The sweep accounts have various provisions, including historical and prospective debt service coverage ratios and debt service reserve requirements, which determine whether, and the amount of, cash that can be made available to the Company each month. The terms of the Senior Debt also include covenants that impose certain limitations on, among other things, the ability of the Operating Subsidiaries to incur additional debt, grant liens or encumbrances, declare or pay dividends or distributions, conduct asset sales or other dispositions, merge or consolidate, conduct transactions with affiliates and amend, modify or change the scope of the Wood River and Fairmont construction projects, the project agreements or the budgets relating to them.  The terms of the Senior Debt also contain customary events of default including failure to meet payment obligations, failure to pay financial obligations, failure of the LLC to remain solvent and failure to obtain or maintain required governmental approvals.”

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 9

Item 9a. Controls and Procedures

Internal Control Over Financial Reporting, page 61

5.
It is not clear based on your current disclosures whether there were any changes in internal control over financial reporting made during the quarter ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  If there were no changes, please consider disclosing that fact.  Refer to Item 308(c) of Regulation S-K.

Company Response:

There were changes in internal control over financial reporting made throughout 2008 and during the quarter ended December 31, 2008, as the Company began commercial operations and assessed the best way to achieve its desired level of internal control. In subsequent filings our disclosures have been more clear regarding whether changes in internal control over financial reporting have occurred, see, for example, page 37 of our Form 10-Q for the quarter ended September 30, 2009, where under Item 4 we indicated no changes were made during the quarter.  We will continue to disclose with this clarity in future filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

6.	Please address the above comments in your interim filings as well.

Company Response:

The Company will incorporate any and all additional disclosures as discussed in the Company’s responses above into its future interim filings as well.

7.
Please separately present the amount of comprehensive loss attributable to the BioFuel Energy Corp. common shareholders and noncontrolling interests.  Refer to ASC 810-10-50-1A.  Please also tell us what consideration you gave to ASC 810-10-45-24 regarding your treatment of any accumulated other comprehensive income amounts associated with noncontrolling interests acquired.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 10

Company Response:

In future filings the Company will add to its existing policy footnote on Comprehensive Income (Loss) (see page 12 of the September 30, 2009 Form 10-Q) a table that will separately present the amount of comprehensive income (loss) attributable to the BioFuel Energy Corp. common shareholders and non-controlling interests.  Following is an example of the table that will be included in the footnote:

Net income (loss) attributable to BioFuel Energy Corp.	$ x,xxx
Unrealized gain (loss) on derivatives	x,xxx
Comprehensive income (loss)	x,xxx
Comprehensive income (loss) attributable to noncontrolling interest	x,xxx
Comprehensive income (loss) attributable to BioFuel Energy Corp.	$ x,xxx

Accumulated other comprehensive income (loss) includes amounts related to the Company’s interest rate swaps that are settled monthly.  During the nine months ended September 30, 2009, conversion of LLC units to common shares resulted in approximately $150,000 of accumulated other comprehensive income (loss) that was transferred out of non-controlling interest to additional paid in capital.  This amount has not been separately presented in the statement of stockholders’ equity included in our Form 10-Q filings during 2009.  In our Form 10-K for the year ending December 31, 2009, we will separately present this amount including any additional conversions that may occur prior to December 31, 2009.

Liquidity and Capital Resources, page 2

8.
The audit opinion for your financial statements for the year ended December 31, 2008 stated that the consideration of the factors discussed in Note 1 to these financial statements raised substantial doubt about your ability to continue as a going concern.  In your Form 10-K for the year ended December 31, 2008, you discussed the impact of operating losses on your current liquidity position and your concern about not being able to generate sufficient cash flow to make principal and interest payments when they became due.  You also discussed the initiation of a company-wide business restructuring plan to reduce costs as well as other various alternatives you were exploring to address your liquidity issues.  Given that it appears you continue to have liquidity concerns, please also provide a comprehensive discussion in your interim financial statements to discuss your current liquidity position, the sufficiency of your liquidity and capital resources to meet your expected uses of cash, the impact of any plans that were implemented to address liquidity issues, and any new plans that you may have to address these issues.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 11

Company Response:

As discussed in the “Background Information” section of this response letter, the Company’s liquidity position depends substantially on the “crush spread,” which determines whether the Company will generate sufficient cash flow to fund our operations and meet our debt service requirements.  As noted, the crush spread has shown continued improvement throughout 2009.  As of September 30, 2009, the crush spread was sufficient to fund our operations and service our debt.  Since September 30, 2009 the crush spread has continued to improve, further diminishing liquidity concerns.  However, if commodity prices worsen and the crush spread narrows resulting in contracting liquidity, the Company will provide a comprehensive discussion in the Liquidity and Capital Resources section of our filings as to our liquidity position, expected uses of cash and the sufficiency of cash, and any plans to address any liquidity issues.

The Company undertook cost-cutting initiatives in the first half of 2009, including headcount reductions among corporate staff and securing improved pricing and payment terms from certain vendors.  The most important of these were certain pricing and payment concessions from Cargill which, as the Company’s corn supplier, represents by far the Company’s largest expenditure.  Although the Company entered into certain amendments to its corn supply and other agreements with Cargill, because of the Company’s improving liquidity we chose not to implement all of the extended terms and other concessions.  In the event that the crush spread narrows and the Company’s liquidity deteriorates, we may choose to take advantage of some or all of these improved terms to enhance our liquidity.

*  * * *

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

telephone: 303.640.6500         fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
December 22, 2009
pg. 12

Should you have any questions regarding this matter, please do not hesitate to contact me.

Sincerely,

/s/ Kelly Maguire

Kelly G. Maguire
Vice President, Finance
 and Chief Financial Officer

cc:	BioFuel Energy Audit Committee
Scott Pearce, President and CEO
Mark Zoeller, Vice President and General Counsel

telephone: 303.640.6500         fax: 303.592.8117